Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-186058

(Supplementing Preliminary Prospectus dated January 16, 2013)

Pricing Term Sheet

Dated January 17, 2013

Theravance, Inc.

2.125% Convertible Subordinated Notes due 2023

The information in this pricing term sheet relates only to Theravance, Inc.’s offering (the “Offering”) of its 2.125% Convertible Subordinated Notes due 2023 (the “Notes”) described below and should be read together with the preliminary prospectus dated January 16, 2013 relating to the Offering (the “Preliminary Prospectus”) as included in Registration Statement No. 333-186058, and any free writing prospectus and other documents incorporated by reference therein, before making a decision in connection with an investment in the Notes.  The information in this term sheet supersedes the information contained in the Preliminary Prospectus to the extent that it is inconsistent therewith.  Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus.

Issuer:  Theravance, Inc.  (NASDAQ:  THRX)

Securities Offered:  2.125% Convertible Subordinated Notes due 2023

Offering Size:  $250,000,000 aggregate principal amount (or $287,500,000 aggregate principal amount if the underwriters exercise their option to purchase additional Notes in full)

Public Offering Price:  100% of the principal amount, plus accrued interest, if any, from the Settlement Date

Underwriting Discount:  1.85% of the principal amount

Use of Proceeds:  The net proceeds from the Offering are estimated to be approximately $244.5 million (or $281.3 million if the underwriters exercise their option to purchase additional Notes in full), after deducting underwriting discounts and estimated offering expenses payable by the Issuer.  The Issuer intends to use the net proceeds from the Offering, including from any such sale of additional Notes, for potential milestone payments to GSK if there is any approval or launch of products under the LABA collaboration, including RELVAR™/BREO™, ANORA™, or VI, potential repayment of debt, $32.0 million to pay the cost of the base capped call transactions (as defined below) that the Issuer intends to enter into with one or more of the underwriters or their affiliates (the “hedge counterparties”), and other general corporate purposes.  See “Use of Proceeds” in the Preliminary Prospectus.

Maturity:  January 15, 2023, unless earlier repurchased or converted

Interest Rate:  2.125% per annum payable semiannually in arrears in cash

Interest Payment Dates: January 15 and July 15, beginning July 15, 2013

NASDAQ Last Reported Sale Price on January 17, 2013:  $20.97 per share of Common Stock

Initial Conversion Rate:  35.9903 shares of Common Stock per $1,000 principal amount of Notes

Initial Conversion Price:  Approximately $27.79 per share of Common Stock

Conversion Premium: Approximately 32.5%  above the NASDAQ Last Reported Sale Price on January 17, 2013

Make-Whole Premium Upon Certain Fundamental Changes: If certain fundamental changes occur and a holder elects to convert in connection with such transaction, the conversion rate will be increased by a number of shares.  The number of additional shares will be determined by reference to the following table and is based on the date on which such fundamental change becomes effective and the price paid, or deemed to be paid, per share of common stock on the effective date:

Stock Price on Effective	Make Whole Premium Upon Fundamental Change (Increase in Applicable Conversion Rate)
Date	1/24/2013	1/15/2014	1/15/2015	1/15/2016	1/15/2017	1/15/2018	1/15/2019	1/15/2020	1/15/2021	1/15/2022	1/15/2023

$20.97	11.6968	11.6968	11.6968	11.6968	11.6968	11.6968	11.6968	11.6968	11.6968	11.6968	11.6968
25.00	8.8219	8.8219	8.8219	8.8219	8.8219	8.8083	8.5430	8.0750	7.3247	6.1387	4.0097
27.79	7.4315	7.4315	7.4153	7.3596	7.2441	7.0382	6.6835	6.1250	5.2767	3.9487	0.0000
30.00	6.5609	6.5336	6.4752	6.3805	6.2230	5.9726	5.5802	4.9908	4.1248	2.8015	0.0000
35.00	5.0949	5.0246	4.9199	4.7755	4.5710	4.2798	3.8639	3.2831	2.4816	1.3606	0.0000
40.00	4.0844	3.9961	3.8736	3.7129	3.4973	3.2073	2.8124	2.2891	1.6075	0.7515	0.0000
50.00	2.8090	2.7152	2.5938	2.4402	2.2461	1.9970	1.6810	1.2930	0.8361	0.3618	0.0000
60.00	2.0533	1.9686	1.8622	1.7312	1.5712	1.3711	1.1288	0.8480	0.5448	0.2560	0.0000
80.00	1.2201	1.1585	1.0832	0.9932	0.8912	0.7706	0.6334	0.4806	0.3223	0.1646	0.0000
100.00	0.7960	0.7555	0.7036	0.6452	0.5767	0.4977	0.4104	0.3158	0.2170	0.1134	0.0000

The actual stock price and effective date may not be set forth in the above table, in which case:

•                  If the actual stock price on the effective date is between two stock prices on the table or the actual effective date is between two effective dates on the table, the make-whole premium will be determined by a straight-line interpolation between the make-whole premiums set forth for the two stock prices and the two effective dates on the table based on a 365-day year, as applicable.

•                  If the stock price exceeds $100.00 per share, subject to adjustment, no make-whole premium will be paid.

•                  If the stock price is less than $20.97 per share, subject to adjustment, no make-whole premium will be paid.

Notwithstanding the foregoing, in no event will the conversion rate exceed 47.6871 shares of Common Stock per $1,000 principal amount of Notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of the Notes—Conversion Rights—Conversion Rate Adjustments” in the Preliminary Prospectus.

Capped Call Transactions:  In connection with the pricing of the Notes, the Issuer expects to enter into capped call transactions (the “base capped call transactions”) with one or more hedge counterparties.  If the underwriters exercise their option to purchase additional Notes, the Issuer may enter into additional capped call transactions with the hedge counterparties (together with the base capped call transactions, the “capped call transactions”).  The capped call transactions are expected generally to reduce potential dilution to the Issuer’s common stock upon conversion of the Notes in the event that the market price of the Issuer’s common stock, as measured under the terms of the capped call transactions, is greater than the strike price of the capped call transactions, which initially corresponds to the conversion price of the notes, and is subject to customary anti-dilution adjustments.  However, if the market price of the Issuer’s common stock, as measured under the terms of the capped call transactions, exceeds the cap price of the capped call transactions, the anti-dilutive effect of the capped call transactions will be limited.

Trade Date:  January 17, 2013

Settlement Date:  January 24, 2013

CUSIP/ISIN:  88338TAB0 / US88338TAB08

Sole Book-Running Manager:  Merrill Lynch, Pierce, Fenner & Smith Incorporated

Co-Manager(s):	Leerink Swann LLC
Piper Jaffray & Co.

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The Issuer has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it by calling BofA Merrill Lynch at 866-500-5408.

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